SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13D-101)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                               (AMENDMENT NO. 2)*


                             TELEHUBLINK CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   87942L 10 1
                                 --------------
                                 (CUSIP Number)


                            JAMES MARTIN KAPLAN, ESQ.
                              TENZER GREENBLATT LLP
          405 LEXINGTON AVENUE, NEW YORK, NEW YORK 10174 (212) 885-5000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notice and Communications)

                                FEBRUARY 4, 1999
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

---------------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 7 pages.

                                  SCHEDULE 13D


-----------------------------                   --------------------------------
CUSIP NO. 87942L 10 1                           PAGE   2   OF   9   PAGES
-----------------------------                   --------------------------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         David F. Miller
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

       PF

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                      [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
                     7   SOLE VOTING POWER

                              699,526
                    ------------------------------------------------------------
    NUMBER OF        8   SHARED VOTING POWER
      SHARES
   BENEFICIALLY               Not applicable
     OWNED BY       ------------------------------------------------------------
       EACH          9   SOLE DISPOSITIVE POWER
    REPORTING
      PERSON                  699,526
       WITH         ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                              Not applicable
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      699,526
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [ ]

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.5%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS)
                 OF THE SCHEDULE, AND THE SIGNATURE ATTESTATIONN


                               Page 2 of 7 pages.

                                  SCHEDULE 13D

Item 1. SECURITY AND ISSUER.

         This Amendment No. 2 to the Schedule 13D dated October 11, 1996, as amended, relates to the Common Stock, par value $.01 per share ("Common Stock"), of TeleHubLink Corporation (formerly known as What A World!, Inc.), a Delaware corporation (the "Company"). This Amendment reflects certain information required to be disclosed herein pursuant to Rule 13d-2 promulgated by the SEC under the Securities Exchange Act of 1934, as amended, with respect to the acquisition by David F. Miller of beneficial ownership of shares of Common Stock in the Company. Except as amended hereby, there has been no change in the information previously reported in the Schedule 13D dated October 11, 1996, as amended, filed by Mr. Miller.

         The address of the Company's principal executive office is 24 New England Executive Park, Burlington, Massachusetts 01803.

Item 2. IDENTITY AND BACKGROUND.

         This Amendment No. 2 to Schedule 13D is being filed by David F. Miller, the former President and Secretary of the Company, as well as a former director of the Company. The business address of Mr. Miller is 1610 South 8th Street, Fernandina Beach, Florida 32034.

         Mr. Miller's principal occupation is Chairman of the Board of PureIce of the South, Inc., a corporation principally owned by Mr. Miller, located at 4671 Edison Avenue, Jacksonville, Florida 32236.

         During the last five years, Mr. Miller has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the last five years, Mr. Miller has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         In July 1993, Mr. Miller purchased 600,000 shares of Common Stock of the Company (after giving effect to a 20,000-for-one stock split effected in July 1994) for a purchase price of $60,000. On September 8, 1994 Mr. Miller contributed 204,938 shares of Common


                               Page 3 of 7 pages.

Stock back to the Company. Mr. Miller also agreed to make certain loans to the Company (the "Original Stockholder Loans"), on a revolving and unsecured basis, from time to time until January 31, 1996, of up to $195,000. In connection with the Company's initial public offering of securities (the "Offering"), all of the outstanding principal amount owed to Mr. Miller under the Original Stockholder Loans was converted, as of November 17, 1994, into 39,000 shares of Common Stock at a price of $5.00 per share.

         In September 1994, Mr. Miller gifted 10,000 shares of Common Stock to each of four of his adult children.

         On November 28, 1994, Mr. Miller purchased 35,000 shares of Common Stock at a price of $5.00 per share in the Offering.

         Effective as of the effective date of the Offering and pursuant to the Company's 1994 Nonemployee Directors' Stock Option Plan, Mr. Miller was granted options to purchase 2,500 shares of Common Stock at a price of $5.00 per share.

         On March 26, 1996, pursuant to the Company's 1994 Stock Option Plan, Mr. Miller was granted options to purchase 100,000 shares of Common Stock at a price of $1.50 per share.

         On August 28, 1996, in connection with a Seasonal Secured Loan commitment in the aggregate amount of $270,000 made by Mr. Miller to the Company, Mr. Miller was granted warrants to purchase 90,000 shares of Common Stock. Such warrants are exercisable until August 31, 2001 at a price of $1.00 per share.

         From October 17, 1996 through December 9, 1996, Mr. Miller acquired an aggregate of 5,500 shares of Common Stock in the open market for an aggregate purchase price of approximately $5,620.

         As of February 4, 1999, Mr. Miller held 18,461 shares of common stock ("TeleHub Common Stock") of Tele Hub Link Corporation, a privately-held corporation organized under the laws of the Province of Ontario, Canada ("TeleHub"). Pursuant to a Share Purchase Agreement dated as of December 21, 1998 and amended as of January 11, 1999 among the Company, TeleHub and the shareholders of TeleHub, the Company acquired from the TeleHub shareholders all of the outstanding shares of TeleHub Common Stock, in consideration for which the Company issued to each TeleHub shareholder 3.9252318 shares of Common Stock for each share of TeleHub Common Stock held by such shareholder (the "Transaction"). Accordingly, in connection with the Transaction, Mr. Miller acquired an additional 72,464 shares of Common Stock. In addition, as a result of the Transaction, Mr. Miller no longer serves as an officer or director of the Company.

         All of Mr. Miller's purchases of Common Stock, as well as the funds representing the Seasonal Secured Loan, were from Mr. Miller's personal funds. In addition, all of Mr. Miller's purchases of TeleHub Common Stock were from Mr. Miller's personal funds.


                               Page 4 of 7 pages.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b) Mr. Miller owns directly 699,526 shares of Common Stock, including options to purchase an aggregate of 102,500 shares of Common Stock and warrants to purchase 90,000 shares of Common Stock, constituting, in the aggregate, approximately 4.5% of the issued and outstanding shares of such stock as of the date hereof.

         Mr. Miller has sole power to vote or direct the vote of 699,526 shares of Common Stock, shared power to vote or direct the vote of no shares of Common Stock, sole power to dispose or to direct the disposition of 699,526 shares of Common Stock and shared power to dispose or to direct the disposition of no shares of Common Stock.

         (c) Except for the acquisition of shares of Common Stock in the Transaction as described elsewhere herein, no transactions in the Common Stock were effected by Mr. Miller during the period beginning sixty days prior to the date of the event which requires the filing of this statement.

         (d) No person other than Mr. Miller has the right to receive or the power to direct the receipt of dividends from the shares of Common Stock beneficially owned by Mr. Miller or the right to receive or the power to direct the receipt of the proceeds from the sale of such shares.

         (e) Mr. Miller ceased to be the beneficial owner of more than five percent (5%) of the Common Stock effective as of February 4, 1999, the effective date of the Transaction.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Miller and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except that:

         (i) In connection with the Offering, Mr. Miller agreed with Whale Securities Co., L.P. ("Whale"), the underwriter for the Offering, to vote for Whale's designee as a director of the Company until November 17, 1999.

         (ii) Mr. Miller has certain "piggyback" registration rights pursuant to the Warrant and Registration Agreement, dated as of August 28, 1996, by and between the Company and Mr. Miller.


                               Page 5 of 7 pages.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

         1. Form of Warrant and Registration Agreement, dated as of August 28, 1996, by and between the Company and Mr. Miller (previously filed).









                               Page 6 of 7 pages.

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


Dated:  February 25, 1999





                                          By  /s/ DAVID F. MILLER
                                              ----------------------------------
                                              David F. Miller


                               Page 7 of 7 pages.